Torchlight Energy Resources, Inc.
5700 Plano Parkway, Suite 3600
Plano, Texas 75093
Telephone: (214) 432-8002

July 8, 2014

H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:          Torchlight Energy Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 10, 2014
File No. 333-195423
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 001-36247
Response Letters Dated June 17, 2014 and June 19, 2014

Dear Mr. Schwall,

On June 10, 2014, Torchlight Energy Resources, Inc. (the “Company,” “we” and “us”) filed Amendment No. 1 to our Registration Statement on Form S-1 (“Amendment No. 1”) and sent a response letter to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Registration Statement on Form S-1, filed April 22, 2014.  The Staff’s comments were contained in the letter to the Company dated May 20, 2014.  On June 16, 2014, we supplemented our June 10, 2014 responses with a copy of our proposed Amendment No. 1 to Form 10-K for the year ended December 31, 2013.  On June 19, 2014, we again supplemented our June 10, 2014 responses with certain documents.

Set forth below are the Company’s responses to the comments of the Staff to the Company’s Amendment No. 1.  The Staff’s comments were contained in the letter to the Company dated June 24, 2014.

Amendment No. 2 to Registration Statement on Form S-1

Please note that we have removed certain warrant holders as selling stockholders—these security holders’ warrants recently expired without exercise—and have correspondingly revised disclosure throughout the amended Registration Statement.

Offers or availability for sale of a substantial number of shares …, page 12

1.	We note your responses to prior comments 5 and 32. Please expand this disclosure to quantify the number of shares issuable upon conversion or exercise of securities.

In response to the Staff’s Comment 1, we have expanded the disclosure in the risk factor, titled “Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline,” to include the total number of shares of common stock that would be issued upon all outstanding convertible promissory notes and warrants being converted and exercised.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 5

2.
We note your response to comment 27 of our letter dated May 20, 2014; however, we note you continue to refer to TEI, your wholly-owned operating subsidiary, as an exploration stage energy company in Item I on page 5.  Please correct apparent inconsistency in references for TEI throughout this filing and disclosures in future filings.

In response to the Staff’s Comment 2, we have corrected the inconsistency by removing the reference in “Item 2. Properties.”

Properties, page 17

Oil and Natural Gas Reserves, page 18

Reserve Estimates, page 18

3.
We note the proposed revisions to your filing in response to prior comment 9.  However, it does not appear you fully complied with our comment. Please revise your filing to provide a reconciliation of PV-10 to the standardized measure of discounted future cash flows, the nearest GAAP measurement for each period presented, as required by Item 10(e) of Regulation S-X.

In response to the Staff’s Comment 3, we have inserted a paragraph in “Item 2. Properties” stating the reconciliation amounts of discounted future income taxes for 2013 and 2012.

4.
We note that in response to our prior comment 10, it appears you have expanded the presentation of your reserve quantities to provide the “gross” quantities of the proved and probable oil in barrels (BBLs) and natural gas in Mcf for the fiscal years ending December 31, 2013 and 2012.  Please note the definitional requirements of Rule 4-10(a)(26) of Regulation S-X and the guidance in FASB ASC paragraph 932-235-50-4 which requires the disclosure of your reserves as the “net quantities of an entity’s interests” in such reserves.  The guidance in FASB ASC paragraph 932-235-50-4 also states “net quantities shall not include reserves relating to interests of others in properties owned by the entity.”  Please revise the tabular presentation of your reserves for the periods ending December 31, 2013 and 2012 to only present the net quantities attributable to your ownership interests.  As part of your revised presentation, please remove the disclosure relating to the total gross quantities if you do not have a legal right or a revenue interest in the production from the total gross volumes.  Also, please revise the column heading relating to the dollar amounts of your undiscounted future net revenue to omit the reference to “gross” and “Oil (BBLS)” as the amounts disclosed appear to be the net dollar figures for the period ending December 31, 2013.

In response to the Staff’s Comment 4, we have revised the Reserves Tables for 2013 and 2012 and inserted them to replace the previous tabular disclosure consistent with the Staff’s comments.

5.
We re-issue our prior comment 12 as it appears that you have not revised the disclosure of your proved developed undiscounted future net revenue and present value discounted at 10% to adjust those figures to include the dollar amounts corresponding to your proved developed non-producing reserves.  Please revise your disclosure or tell us why a revision is not necessary.

In response to the Staff’s Comment 5, we have, as part of replacing the Tables mentioned in #4 above, corrected the reserves quantities and related cash flow amounts in the Tables.

6.
We re-issue our prior comment 14 in part as it appears that you have not provided an appropriate narrative explanation for each of the significant changes in the net quantities of your proved reserves resulting from acquisitions, extensions and discoveries, and revisions of previous estimates for the period ending December 31, 2013.  Also provide an appropriate narrative explanation for the changes relating to extensions and discoveries for the period ending December 31, 2012.  For additional guidance, please refer to the disclosure requirements in FASB ASC paragraph 932-235-50-5 and expand your disclosure accordingly.

In response to the Staff’s Comment 6, we have added explanation paragraphs immediately following the Table of SMOG quantities.

Proved Undeveloped Reserves, page 21

7.
We re-issue our prior comment 18 in part as your revised disclosure does not address the material change in the net quantities of your proved undeveloped reserves from the 392.7 MBoe disclosed as of December 31, 2012 to the 1,401.1 MBoe disclosed as of December 31, 2013, an apparent increase of 1,008.4 MBoe in the net quantities of your proved undeveloped reserves.  The revised disclosure on page 22 of Amendment No. 1 refers to five wells that were converted from proved undeveloped to proved developed by name but does not otherwise reconcile the overall change in the net quantities of reserves of 1,008.4 MBoe to the various causes.  These causes include the total amount of your net reserves converted from proved undeveloped to proved developed as well as the changes in the net quantities related to other causes such as revisions, extensions and discoveries or acquisitions.  For additional guidance, please refer to the disclosure requirements in Item 1203(b) of Regulation S-K and expand your disclosure accordingly.

In response to the Staff’s Comment 7, we have added a paragraph of explanation immediately below the 2012 Reserves Table to address the change of the MBoe. We also added this information to the Proved Undeveloped Reserves narrative on page 26.

Production, Price and Production Cost History, page 22

8.
Please reconcile for us the difference between the 2013 oil production figures of 13,286 barrels provided in the narrative disclosure on page 22 and the 12,970 barrels provided as production in the volume rollforward disclosed on page 19.  Also revise your disclosure, if necessary, to correct the figures or expand your disclosure to provide an explanation for the difference in your production figures.

In response to the Staff’s Comment 8, we reviewed and discovered an error in the SMOG Quantities Table and made the correction to the production quantity in that table.

Drilling Activity and Productive Wells, page 22

9.
We re-issue our prior comment 22 in part as it does not appear that your narrative disclosure of the drilling activity for the periods ending December 31, 2012 and 2013 fully addresses the disclosure requirements pursuant to Item 1205 of Regulation S-K.  For example, your disclosure lacks a clear statement of the number of referenced wells which were drilled as exploratory wells.  We also note your disclosure relating to the three wells drilled during 2013 in the Central Oklahoma Projects does not provide the Company’s working interest in the subject wells.  As a consequence, a prospective investor is unable to determine the total number of net wells you drilled.  Please refer to the disclosure requirements and definitions contained in Item 1205 of Regulation S-K and revise your disclosure accordingly.

In response to the Staff’s Comment 9, we prepared a table with 2011, 2012, and 2013 Drilling and Well Status at December 31, 2013 which we inserted in the “Drilling Activity and Productive Wells” narrative. We also edited the narrative regarding “Central Oklahoma Projects”.

10.
Please reconcile for us the difference between your narrative disclosure of the three productive wells in the Marcelina Creek Field and the five producing wells in your Central Oklahoma Projects with your disclosure elsewhere, under the section entitled “Combined Well Status,” of five total producing wells as of December 31, 2013.  We also note you disclose six development wells as of December 31, 2013 which you further describe as your “testing wells.”  Please note that a productive well is defined under Item 1208(c)(3) as “producing wells and wells mechanically capable of production.”  Please clarify for us if you believe some or all of your development or testing wells meet the definition of a productive well for the period ending at December 31, 2013.  If so, please revise your disclosure to include those wells as part of your disclosure of the total number of productive wells as of December 31, 2013.  Additionally, please disclose your productive wells as either oil wells or gas wells.  For additional guidance on preparing your response, please refer to the disclosure requirements and definitions contained in Item 1208 of Regulation S-K.

In response to the Staff’s Comment 10, we refer you to the table and edits made in response to Comment 9 above.

11.
We re-issue our prior comment 24 in part as it does not appear that your narrative disclosure of the acreage attributable to the Marcelina Creek and Central Oklahoma Projects as December 31, 2013 fully addresses the disclosure requirements pursuant to Item 1208 of Regulation S-K.  For example, you disclose that the Marcelina Creek Project consists of 1,045 acres, all of which are held by production.  It is unclear from this disclosure if the referenced acres are gross or net and if any of the acreage held by production would also be deemed to be undeveloped pursuant to the definition under Item 1208(c) of Regulation S-K.  Additionally, we are unable to determine from your disclosure the portion your acreage attributable to the Central Oklahoma Projects that would be deemed developed and that portion that would be deemed undeveloped pursuant to the definitions under Item 1208(c) of Regulation S-K.  Please refer to the disclosure requirements and definitions contained in Item 1208 of Regulation S-K and revise your disclosure accordingly.

In preparing your response, please note the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K would include as undeveloped “those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.”  Also note, that undrilled acreage held by production is deemed to be undeveloped acreage according to the definition contained in Item 1208(c)(4) of Regulation S-K.

In response to the Staff’s Comment 11, we have prepared a table of Leasehold Interests as to gross and net developed and undeveloped acres by area and inserted it in the in the “Drilling Activity and Productive Wells” subsection.

12.
Please expand the disclosure relating to your acreage to present the gross and net amounts of your acreage that will expire for each year the expiring acreage represents a material amount of your total net undeveloped acreage.  For additional guidance, please refer to the disclosure requirements under Item 1208(b) of Regulation S-K.

In response to the Staff’s Comment 12, we have addressed expiration of leases in a narrative paragraph immediately following the table referenced in our response to Comment 11 above.

Notes to Consolidated Financial Statements

13.
We reissue prior comment 28 from our letter dated May 20, 2014 regarding disclosures required by FASB ASC 932-235-50.  These disclosures are required to be presented within the footnotes to the financial statements.

In response to the Staff’s Comment 13, we have added a section in the Notes to Financial Statements titled “Unaudited Supplementary Information” and included items required by 932-235-50 Disclosure.

14.
We have reviewed the supplemental ceiling test calculation submitted on June 19, 2014 in response to prior comment 28 of our letter dated May 20, 2014.  The source of several amounts used in your calculations as of December 31, 2013 and 2012 is unclear.  For example, we have been unable to locate where the $12,060,015 estimated tax basis in the December 31, 2013 calculation and the $391,000 income tax effects (discounted) in the December 31, 2012 calculation is presented in your financial statements, disclosures or the reserve reports.  In addition, .the asset retirement obligation of $11,521 as of December 31, 2012 does not agree to the financial statement footnote disclosures.  Please clarify the source and basis of all amounts used in your ceiling test calculations for both periods presented.

In response to the Staff’s Comment 14, we have included in our response copies of the Ceiling Test and all the supporting calculations for 2013 and 2012, some of which, are part of the SMOG computations which are included to allow tracing the amounts in question. With respect to the amount of the ARO in the Ceiling Test versus the amount in the footnote disclosure, an immaterial correcting adjustment was made at 12/31/13 to the previous year’s ARO.

15.
On a similar matter, the format of the ceiling test calculation as of December 31, 2013 is confusing and does not follow the steps in Regulation S-X, Rule 4-10(c)(4).  Please re-submit the ceiling test calculation in this format or clarify how your current presentation is consistent with the limitation on capitalized costs under the full cost method, as defined.

In response to the Staff’s Comment 15, we have revised the formatting of the 2013 Ceiling Test which is attached with this response. Reference our response to Comment 14 above.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should need clarification or any additional information in connection with your inquiries, please contact me.  Thank you for your help in this matter.

Very truly yours,

By:	/s/ John A. Brda
John A. Brda
President

cc:           Angie Kim
Svitlana Sweat
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549